

May 21, 2014

Via E-mail
Mr. Michael J. Angelakis
Chief Financial Officer
Comcast Corporation
One Comcast Center
Philadelphia, PA 19103

> **Re:** **Comcast Corporation**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed February 12, 2014**
> **Response dated May 6, 2014**
> **File No. 1-32871**

Dear Mr. Angelakis:

We have reviewed your response letter and have the following comments. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46

Critical Accounting Judgments and Estimates, page 71

Valuation and Impairment Testing of Cable Franchise Rights, page 71

1. We note your response to comment 1. You indicate in Appendix A that you conduct operating cash flow analysis at the divisional and regional levels. Please tell us in detail what the divisional and regional operating cash flow reports entail and for what purpose are these reports used by management. Tell us which expenses are allocated and not allocated to the divisions and regions.

2. We note in regard to your response to paragraph 24 (d) of ASC 350-30-35, you state you "would likely test long-lived assets for recoverability at the region level or lower depending on the circumstances." Please identify your asset group as defined by ASC 360-10-20. Furthermore describe the circumstances which would move you to identify long-lived asset groups at a lower level than the region level, and tell us what that lower level would be.

3. Please provide us with a detailed map of cable franchise areas you would own and the regional structure that would emerge subsequent to the proposed merger with Time Warner Cable and transaction agreement with Charter Communications, Inc. entered into on April 25, 2014.

You may contact Joe Cascarano, Senior Staff Accountant, at 202-551-3376, or Carlos Pacho, Senior Assistant Chief Accountant, at 202-551-3835, if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Attorney-Advisor, at 202-551-3788, or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director